

October 31, 2014

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

**Re:** **Cardica, Inc.**
**Preliminary Proxy Statement filed on Schedule 14A filed by Broadfin Healthcare**
**Master Fund., Ltd., Broadfin Healthcare Fund, L.P., Broadfin Healthcare Offshore**
**Fund Ltd., Broadfin Advisors, LLC, Broadfin Capital, LLC, Kevin Kotler, Gregory**
**Casciaro, R. Michael Kleine and Samuel Navarro ("Broadfin, et al.")**
**Filed on October 22, 2014**
**File No. 000-51772**

**Definitive Additional Soliciting Materials filed on Schedule 14A**
**Filed by Broadfin, et al. on October 28, 2014**
**File No. 000-51772**

**Schedule 13D filed by Broadfin Healthcare Master Fund., Ltd., Broadfin Capital,**
**LLC, and Kevin Kotler**
**Filed July 24, 2014**
**File No. 005-81663**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      Please include information as of the most reasonable practicable date and fill in all blanks.  For example, revise to update information required by Item 5(b) of Schedule 14A and information regarding the company nominees for whom proxies are not being solicited.

Background to the Solicitation, page 4

2.      Disclosure under this heading includes an excessive amount of detail, which tends to obfuscate the material issues that have prompted the participants to contest the annual meeting and election of directors.  Please revise this entire section to remove excessive details regarding each of the communications between the parties.  Please succinctly summarize the material issues that are the basis for the current solicitation.

3.      You disclose that the Board must take the "necessary steps" to ensure the company's stockholders realize maximum value for their investment.  Please provide further balance to your disclosure by disclosing any plans the nominees would advocate for if elected.  If the nominees or participants do not have any specific *or* general plans with respect to the company, revise to clarify this in your disclosure.

4.      The participants disclose their belief that the Board needs to be "meaningfully" reconstituted.  Please explain this statement and how the election of each of the three nominees to the 8-member board accomplishes this goal.

5.      You disclose that Broadfin chose to divest a portion of its holdings between January and April 2014 for the reasons outlined in your disclosure.  Please expand upon this disclosure to (a) specify the percentage of Broadfin's total holdings divested during this period and (b) further supplement your disclosure to explain why "despite disappointment" and the amount of the divestment, Broadfin chose to significantly invest in the company's April 15, 2014 public offering.

6.      Your disclosure appears to indirectly assert that the company misrepresented the desired blue staples thickness range in its prospectus disclosure, as evidenced by representations you claim a company representative provided at a September 18 conference, which differed from the range disclosed in the prospectus.  Please provide support for this statement or clarify or remove this disclosure.  In this regard, please ensure that you provide complete summaries of presentations and include any qualifying language that may be relevant to a complete understanding. For example, if the company representative indicated a desired "capable" range that was larger and consistent with disclosure in the prospectus, clarify this fact.  Refer generally to Rule 14a-9.

7.      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Please revise

your disclosure to characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and/or provide the requisite support:

- *"[g]iven* the Company's financial …underperformance, failed execution and poor corporate governance under the oversight of the current Board…," (emphasis added);
- assertions regarding the track record of "destroying" shareholder value;
- assertion that the chart on page 11 *"demonstrates* there is minimal value placed by the market on the future value of the company…," (emphasis added);
- assertions II-IV on page 10; and,
- assertions regarding the nominees' track record of successfully launching new commercial technologies into surgical markets, and experience launching products into markets throughout the world, inclusive of executing regulatory strategies to get product approval.

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

8.   The participants disclose their belief that stock price returns are the most objective measure of management and Board performance. Please balance your disclosure and include via footnote to the chart on page 11 an acknowledgement that there may be various components that factor into stock price returns, some of which may not reflect Board performance and management.

9.   To provide context to the comparative disclosure in the chart on page 12, please supplement your disclosure to explain why the relevant indices are suitable for purposes of comparing Cardica's performance. For example, specify whether there are similarities in the size of companies included in the indices' or the product market and products manufactured by companies in the indices listed.

10.   Please clarify your disclosure on pages 15-16 and indicate, as may be appropriate, whether your nominees' experience includes the <u>successful</u> launch of products in non-US markets, as compared to only experience launching products, which may not have been successful.

Proposal No. 1., page 22

11.   Please correct your disclosure to clarify that you are seeking to nominate only three persons to the 8 person board; namely, Messrs. Casciaro, Kleine and Navarro. Your

current disclosure references Mr. Kotler and indicates that if elected, the nominees will represent half of the members of the board.  Please revise or advise.

12.     You disclose that the participants are reserving the right to vote for unidentified substitute nominees.  Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 30

13.     We note that you plan on soliciting proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

14.     Further to our comment above.  Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize.  Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

**Soliciting Materials on Schedule 14A filed October 28, 2014**

15.     In your materials, you reference the participants' share ownership on an as-converted basis.  In future filings, if you include such reference, please ensure you clarify the current actual ownership and the limitations imposed on the participants' ability to convert their shares, as specified by the terms of the Series A Preferred Stock.  Also, please balance your disclosure to clarify you have held such shares since April 2014.

16.     Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  In future filings, ensure your disclosure characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and provide us with support for the following assertions:

- assertions regarding the "continued material destruction of shareholder value…";
- assertions regarding "wildly inconsistent investor communications and ineffective oversight…,";
- assertions regarding the nominees' track record of successfully launching new commercial technologies into the surgical markets; and,

- the statement that the board has "long failed to properly oversee the business and hold management accountable for their persistent missteps and lack of an objective business plan…"

## Schedule 13D filed on July 24, 2014

17. We note reference to the series of calls between Broadfin and the company and/or its management in the spring of 2014. Following such calls and/or meetings, Broadfin participated as a co-lead investor in the company's April 15, 2014 public offering and by June 4, 2014, had issued a formal letter to the Board expressing, among other items, its concern with management, desire to "discuss operational and strategic issues…" as well as the possibility of adding independent directors to the board. During this period and as of the June 4, 2014 letter, Broadfin was filing beneficial ownership reports on Schedule 13G, pursuant to Rule 13d-1 (c). Please supplementally provide a detailed analysis of why Broadfin amended its beneficial ownership report from a 13G to 13D in July 24, 2014 as compared to any prior period. Your analysis should address the substance of and number of communications prior to the filing of the Schedule 13D, as referenced above, your consideration of Rule 13d-1(c), Rule 13d-1(e)((1)(i) and any relevant interpretative materials. We may have further comment.

\* \* \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

*/s/ Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc:    Anelyia Crawford, Esq.
       Olshan, Frome & Wolosky, LLP